SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549


                               SCHEDULE 13D


                 Under the Securities Exchange Act of 1934


                  NATIONAL HEALTH AND SAFETY CORPORATION
                             (Name of Issuer)


                               COMMON STOCK
                           (Class of Securities)


                                 636327108
                               (CUSIP Number)

                                        WITH A COPY TO:
     RODNEY MATTHEWS, AGENT             LEE POLSON
     PO BOX 3003                        SHEINFELD, MALEY & KAY, P.C.
     RUIDOSO, NEW MEXICO, 88355         301 CONGRESS AVENUE, SUITE 1400
     505-258-4361                            AUSTIN, TEXAS 78701
                                        512-474-8881

(Name, Address and Telephone Number of Person Authorized to Receive Notices
                            and Communications)



                             JANUARY 25, 2001
          (Date of Event which Requires Filing of this Statement)

(1)   NAMES OF REPORTING PERSONS:
                           Leah Janine Nix Trust


(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
      (A)   [   ]
(a)[ X]


(3)   SEC USE ONLY


(4)   SOURCE OF FUNDS:
                                    PF


(5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E).
  [  ]


(6)   CITIZENSHIP OR PLACE OF ORGANIZATION:
                                   Texas


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH:
(7)   SOLE VOTING POWER Leah Janine Nix Trust 22,239,425 Common Shares
                                           15,277 Ser. A Preferred Shares
(8)   SHARED VOTING POWER                  None
(9)   SOLE DISPOSITIVE POWER  Leah Janine Nix Trust 22,239,425 Common
Shares
                                           15,277 Ser. A Preferred Shares
(10)  SHARED DISPOSITIVE POWER None


(11)  Aggregate amount beneficially owned by each reporting person.
                    Leah Janine Nix Trust 22,239,425 Common Shares
                                        15,277 Ser. A Preferred Shares


(12)  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [
]

(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   9.00% (SEE Item 5, Note (1), for calculation of outstanding shares.)


(14)  TYPE OF REPORTING PERSON:
                                    IN

ITEM 1          SECURITY AND ISSUER

This report relates to the common stock, par value $0.001 per share, of
National Health & Safety Corporation ("NHLT").   In January 2001, NHLT
issued shares of common and preferred stock to the reporting persons who filed this report and to others pursuant to NHLT's confirmed Plan of Reorganization (the "Plan") dated as of August 21, 2000 (the "Plan"), as confirmed by the U.S. Bankruptcy Court, Eastern District, Pennsylvania on November 27, 2000. A copy of the Plan has been filed as an exhibit to NHLT's report on Form 8-K dated November 28, 2000. Pursuant to the Plan, NHLT, which had approximately 58 million shares of common stock outstanding prior to confirmation of the Plan, issued 130,000,000 shares of new common stock to acquire all of the outstanding stock of MedSmart Healthcare Network, Inc. ("MedSmart"), and 45,000,000 shares of new common stock to investors for $600,000 cash. NHLT also issued preferred stock to claimaints and interest holders in exchange for their claims and interests. As a result of these transactions, the Trust which is filing this report became the owner of more than 5% of the voting equity securities of NHLT.



ITEM 2          IDENTITY AND BACKGROUND

The Leah Janine Nix Trust is a trust created for Leah Janine Nix, an adult child of Jimmy Nix, now deceased. Neither the Trust nor Ms. Nix has been the subject of any criminal or civil proceeding which would require reporting pursuant to Item 2 of Schedule 13D.



ITEM 3          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Leah Janine Nix Trust acquired shares pursuant to the Plan by cash purchase of NHLT common stock, by exchanging MedSmart common stock for NHLT common stock, and by receiving NHLT common stock in exchange for claims against NHLT, that had been assigned to the Trust by a family partnership originally created by the late father of Leah Jainine Nix. The source and amounts of the consideration given for her shares is as follows:

7,500,000 common shares     $100,000 cash purchase using personal funds.
14,595,675 common shares    Exchange of 643,165 MedSmart shares for NHLT
stock
  143,750 common shares     Owned prior to NHLT reorganization
15,277 series A preferred shares Exchanged for claims as a creditor of NHLT


ITEM 4          PURPOSE OF TRANSACTION

The Leah Janine Nix Trust acquired nearly all of its NHLT shares for investment pursuant to NHLT's Plan.

The implementation of the NHLT Plan resulted in a change of control in NHLT, because the Plan resulted in the issuance of new shares of common stock of NHLT to new investors who invested cash or exchanged their common stock in another company, MedSmart Healthcare Network, Inc. The new shares issued pursuant to the reorganization constituted a majority of the outstanding NHLT common stock after completion of the transaction.

The Leah Janine Nix Trust purchased 7,500,000 shares of NHLT's common stock for $100,000 ($0.133 per share). It also exchanged 643,165 shares of MedSmart common stock for 14,595,675 NHLT common shares. It received 143,750 NHLT common shares as a distribution from a family partnership after Jimmy Nix's death and prior to implementation of the NHLT Plan. The family partnership had owned these shares for investment prior to NHLT's reorganization. The Trust also received 15,277 shares of series A NHLT preferred stock and warrants to purchase 15,277 shares of NHLT common stock in exchange for claims against NHLT that had been held by the family partnership. The series A preferred stock will become convertible into NHLT common stock at the rate of 5 shares of common stock for every 1 share of preferred stock, commencing 60 days after issuance of the preferred stock.

Jo M. Nix, the mother of Leah Janine Nix, and two other trusts whose beneficiaries are the adult children of Jimmy and Jo M. Nix also acquired NHLT stock in the NHLT reorganization and in distributions from the family partnership, after Mr. Nix's death. Jo M. Nix manages her own investments. Each trust is managed for the benefit of a sole beneficiary whose name is included in the trust name. Their names and the NHLT interests that they acquired are listed below:

Jo M. Nix
7,500,000 common shares     $100,000 cash purchase using personal funds.
14,595,675 common shares    Exchange of 643,165 MedSmart shares for NHLT
stock
  143,750 common shares     Owned prior to NHLT reorganization
15,277 series A preferred shares Exchanged for claims as a creditor of NHLT

Lucinda Kay Nix Trust
7,500,000 common shares     $100,000 cash purchase using personal funds.
14,595,675 common shares    Exchange of 643,165 MedSmart shares for NHLT
stock
  143,750 common shares     Owned prior to NHLT reorganization
15,277 series A preferred shares Exchanged for claims as a creditor of NHLT

Jimmy E. Nix II Trust
7,500,000 common shares     $100,000 cash purchase using personal funds.
14,595,678 common shares    Exchange of 643,166 MedSmart shares for NHLT
stock
  143,750 common shares     Owned prior to NHLT reorganization
15,278 series A preferred shares Exchanged for claims as a creditor of NHLT

Jo M. Nix is the trustee of each trust; however, she has delegated all management authority for the trusts to an agent. Accordingly, she has no voting or dispositive power over the assets, including the NHLT shares, held by the trusts. The agent for each trust is the same - Rodney Matthews, CPA, Ruidoso, New Mexico. Each trust is managed separately for the benefit of the individual family member whose name is listed above. Leah Janine Nix is not a beneficiary of any of the trusts. Accordingly, Leah Janine Nix and the Leah Janine Nix Trust each disclaim beneficial ownership of the NHLT shares held by the three trusts listed above.



Item 5          Interest in Securities of the Issuer

Person:             Leah Janine Nix Trust
No. Shares Owned:   22,239,425 shares of common stock
                    15,277 shares of series A preferred stock
Percent of Outstanding
  shares (1):       9.00%

(1)Percentage of shares owned assumes conversion of all voting preferred stock to common stock and is based on the following voting equity shares known to the reporting person to be outstanding:

   Common stock outstanding at September 30, 2000, as reported in NHLT's 10-QSB: 58,803,716

   New stock issued in January 2001 pursuant to NHLT's reorganization:
     Common stock: 178,046,305
     Series A preferred stock, 1,595,265 shares issued, each preferred share convertible into 5 shares of common stock and entitled to vote according to the number of common shares into which the preferred stock is convertible: 7,976,323
     Series B preferred stock, 600,000 shares issued, each preferred share convertible into 5 shares of common stock and entitled to vote according to the number of common shares into which the preferred stock is convertible: 3,000,000

   Total: 247,826,344



ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

See Item 4.



ITEM 7         EXHIBITS

2.1 Fourth Amended Joint Plan of Reorganization dated August 21, 2000, incorporated by reference to NHLT's Report on Form 8-K dated November 28, 2000.

                                SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LEAH JANINE NIX TRUST


Date:  February 5, 2001


             /s/
Signature


By:  Rodney Matthews
Title: Agent